

07006210

ES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 5/2

OMB APPROVAL
OMB Number 3235-0123
Expires: January 31, 2007
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-34499

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



SEC MAIL PROCESSING
RECEIVED
APR 25 2007
WASH, D.C.
186
SECTION

NAME OF BROKER-DEALER: NEWCOMB & COMPANY, INC.

OFFICIAL USE ONLY

FIRM ID. NO.
16851

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 MILL ROAD
(No. and Street)

HANCOCK (City) NH (state) 03449-5403 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FREDERICK W. NEWCOMB, PRESIDENT 1-603-525-4654 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(Name- if individual state last, first, middle name)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 04 2007
THOMSON FINANCIAL

B

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 5/3

OATH OR AFFIRMATION

I, Frederick w. Newcomb swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Newcomb & Company, Inc., as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature



Title



Notary Public

MELISSA NOBLE, Notary Public
My Commission Expires October 25, 2011

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

VIA CERTIFIED MAIL
NO: 7005 1160 0001 3274 2283

April 3, 2007


SEC MAIL PROCESSING
RECEIVED
APR 25 2007
WASH, D.C.
186
SECTION


NASD

Mr. Frederick W. Newcomb
President
Newcomb & Company Inc.
2 Mill Road
Hancock, NH 03449-5403

Dear Mr. Newcomb:

This acknowledges receipt of your December 31, 2006 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission ("SEC") Rule 17a-5(d) (the "Rule"). The report as submitted appears deficient in that it did not contain the following:

- **An Oath of Affirmation (signed by duly authorized officer, general partner, or proprietor of member firm; and notarized. SEC Rule 17a-5(e)(2)**

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **April 18, 2007**. Questions may be addressed to James E. Coulter, Special Investigator at (617) 532- 3474.

Sincerely,



Greg A. Molle
Supervisor of Examiners

GAM/jm

cc: Ms. Lucy A. Corkery
Assistant District Administrator

END

Enclosure: Form X-17A-5 Part III Facing Page

Boston District Office
99 High Street - Suite 900
Boston, MA
tel 617 532 3400
fax 617 451 3524